mwe.com

November 12, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Registration Statement on Form S-1 Filed October 28, 2021 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 9, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on October 28, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Form S-1 filed October 28, 2021

Our Pipeline, page 52

1.	We note your response to prior comment 12. We note that you do not identify a specific target or indication or provide any other disclosure in the registration statement regarding your INT33X product candidate. Given the status of development and limited disclosure regarding the discovery program, it does not appear appropriate to highlight this program in your pipeline table. If this program is material to your business to warrant inclusion in your pipeline table, please expand your disclosure in your Business section to provide a more fulsome discussion of this program, including a description of preclinical studies or other development activities conducted. Alternatively, please remove this program from the pipeline table or advise.

Response: In response to the Staff’s comment, the Company has removed its INT33X product candidate from its pipeline table appearing on page 52 of the revised Registration Statement.

Clinical Collaborations, page 63

2.	We note your response to prior comment 17 relating to your collaboration agreements with Merck and Bristol-Myers Squibb (BMS). Please expand your disclosure of the material terms of the collaboration agreements, such as the duration of the agreements, termination provisions, aggregate potential milestone payments, royalty rates, royalty term and the aggregate amounts paid or received to date (including the payment of any upfront or execution fees), as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 64 of the revised Registration Statement to include additional terms of the collaboration agreements. The Company notes that neither agreement includes milestone payments, royalties or other fees.

Exhibits

3.	We note your headers to Exhibits 10.7 and 10.8 state that you have excluded certain information because it is both not material and the type of information that the registrant treats as private or confidential. Please revise the footnotes to the exhibit index to disclose that certain information in Exhibits 10.7 and 10.8 have been omitted in reliance upon Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the footnotes to the exhibit index to disclose that certain information in Exhibits 10.7 and 10.8 have been omitted in reliance upon Item 601(b)(10)(iv) of Regulation S-K.

Please contact me at 914 329 6625 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Robert H. Cohen

cc: Lewis Bender, Chief Executive Officer

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